Mail Stop 4561

March 17, 2010

Jerre L. Stead
Chairman and Chief Executive Officer
IHS Inc.
15 Iverness Way East
Englewood, CO 80112

> **Re:** **IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2009**
> **File No. 001-32511**

Dear Mr. Stead:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief